Exhibit 99(b)

Exhibit 99(b)
CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

                                              Nine Months Ended
                                                September 30
                                         1998                    1997
Combined Fixed Charges and
   Preferred Stock Dividends:
      Interest Expense             $    25,135             $    29,882
      Capitalized Interest               1,585                   1,786
      Dividend Requirement on
         Series B Preferred
         Stock [1]                      11,212                  11,776
      Dividend Requirement on
         Preferred Securities of
         Subsidiary Trust                4,689                   1,908
      Interest Component of
         Rental Expense [2]             28,977                  24,755
                                   $    71,598             $    70,107

Earnings:
   Income before Taxes             $   187,837             $   167,942
   Fixed Charges                        71,598                  70,107
      Capitalized Interest              (1,585)                 (1,786)
      Preferred Dividend
         Requirements [3]              (11,212)                (11,776)
                                   $   246,638             $   224,487

Ratio of Earnings to Combined
   Fixed Charges and Preferred
   Stock Dividends:                        3.4 x                   3.2 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2] Estimate of the interest portion of lease payments. The nine month period ended September 30, 1997 was restated for a change in the estimation method.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.